SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 (Amendment No. 1)

                                 EMACHINES, INC.
                       (Name of Subject Company (Issuer))

EM HOLDINGS, INC.                                 EMACHINES, INC
EMPIRE ACQUISITION CORP.                          (Name of 13e-3 Filing Person)
LAP SHUN HUI
(Name of 14d-1 and 13e-3 Filing Persons)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                   29076P 10 Z
                      (CUSIP Number of Class of Securities)

                               LAP SHUN (JOHN) HUI
                                7373 HUNT AVENUE
                         GARDEN GROVE, CALIFORNIA 92841
                                 (714) 890-8388

  (Name, address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                              MURRAY MARKILES, ESQ.
                    AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
                       2029 CENTURY PARK EAST, SUITE 2400
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 229-1000
                                   -----------

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
     ----------------------                          ----------------------
          $160,998,402                                       $32,200

* Estimated for purposes of filing fee only. Calculated as the sum of (a) $154,284,674, the product of $1.06, the per share tender offer price for all the outstanding shares of common stock of eMachines, Inc. (the "Common Shares"), and 145,551,579, the outstanding shares of sought in the offer, and (b) $6,713,728 the cost to purchase the common stock issuable pursuant to the outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Empire Acquisition Corp. for such number of Common Shares.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid....$32,200          Filing Parties...EM Holdings, Inc.
                                                            Empire Acquisition
                                                               Corp.
                                                            Lap Shun Hui
                                                            (14d-1 and 13e-3
                                                               filing parties)
                                                            e-Machines, Inc.
                                                            (13e-3 filing party)
Form or Registration No...Schedule TO      Date Filed.......November 27, 2001


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |X|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on November 27, 2001 (the "Schedule TO"), relating to the offer by Empire Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of EM Holdings, Inc. (the "Parent"), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock of eMachines, Inc. (the "Company"), a Delaware corporation, at a price of $1.06 per share of common stock, net to the seller in cash, without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

ALL ITEMS.

     The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 1, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on November 27, 2001.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of Schedule TO is hereby amended and supplemented by amending and restating the section entitled "Certain Litigation" of Item 12 of the Offer to Purchase in its entirety to read as follows:

     "On November 20, 2001, an action entitled Gary Dvorchak, on behalf of himself and all others similarly situated, v. eMachines, Inc. et. al. (Case No. 01CC00156) was filed, and on November 26, 2001, an action entitled Anthony Gaultiere, on behalf of himself and all others similarly situated, v. eMachines, Inc. et. al. (Case No. 01CC00157) was filed, each in the Superior Court of the State of California for the County of Orange, in which the respective plaintiffs named eMachines and the members of eMachines' board of directors as defendants. The complaints purport to assert claims on behalf of all public shareholders of eMachines. The complaints allege that eMachines and the members of eMachines' board of directors have breached their fiduciary duties to shareholders of the eMachines.

     The complaints seek class certification and other equitable relief, including enjoining the offer and the merger, as well as costs and expenses incurred in connection with the action. eMachines and the other defendants have not yet been served with copies of these complaints."

ITEM 12. EXHIBITS.

     (a)(1)  Offer to Purchase, dated November 27, 2001.*
     (a)(2)  Letter of Transmittal.*
     (a)(3)  Notice of Guaranteed Delivery.*
     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
     (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
     (a)(6) Text of Press Release issued by EM Holdings, Inc. on November 9, 2001 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed November 14, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui).
     (a)(7) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001 (incorporated by reference to Schedule TO-C filed November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui).
     (a)(8) Summary Advertisement published in the Wall Street Journal on November 27, 2001.*

     (b)(1) Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings, Inc., UBS AG, Stamford Branch and UBS Warburg LLC.*
     (c)(1) Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston.*
     (c)(2) Fairness Opinion, dated as of November 19, 2001, by Averil Capital Markets Group, Inc.*
     (c)(3) Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18, 2001.*
     (d)(1) Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.*
     (d)(2) Buyer Option Agreement dated November 19, 2001, by and among EM Holdings, Inc., Empire Acquisitions Corp. and eMachines, Inc. (incorporated by reference to Exhibit 5 of Schedule TO-C filed November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui).
     (d)(3) Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and ideallab! Holdings, L.L.C. (incorporated by reference to Exhibit 3 of Schedule 13D filed November 9, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John)
             Hui).
     (d)(4) Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines, Inc. and Lap Shun (John) Hui.*
     (f) Section 262 of the Delaware General Corporation Law regarding appraisal rights (incorporated by reference to Appendix A of the Offer to Purchase filed as Exhibit (a)(1) hereto).*
     (g)     None.
     (h)     None.

     * Previously filed on Schedule TO with the SEC on November 27, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2001                EM HOLDINGS, INC.


                                         By:   /S/ LAP SHUN HUI
                                             ----------------------------------
                                         Name:   Lap Shun Hui
                                         Title:  President


Dated:  November 29, 2001                EMPIRE ACQUISITION CORP.


                                         By:  /S/ LAP SHUN HUI
                                             ----------------------------------
                                         Name:   Lap Shun Hui
                                         Title:  President


Dated:  November 29, 2001                By:  /S/ LAP SHUN HUI
                                            -----------------------------------
                                         Name:   Lap Shun Hui


After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated:  November 29, 2001                EMACHINES, INC.


                                         By:  /S/ WAYNE R. INOUYE
                                             ----------------------------------
                                         Name:  Wayne R. Inouye
                                         Title: President and Chief Executive
                                                Officer

                                   EXHIBIT INDEX

     (a)(1)  Offer to Purchase, dated November 27, 2001.*
     (a)(2)  Letter of Transmittal.*
     (a)(3)  Notice of Guaranteed Delivery.*
     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
     (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
     (a)(6) Text of Press Release issued by EM Holdings, Inc. on November 9, 2001 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed November 14, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui).
     (a)(7) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001 (incorporated by reference to Schedule TO-C filed November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui).
     (a)(8) Summary Advertisement published in the Wall Street Journal on November 27, 2001.*
     (b)(1) Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings, Inc., UBS AG, Stamford Branch and UBS Warburg LLC.*
     (c)(1) Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston.*
     (c)(2) Fairness Opinion, dated as of November 19, 2001, by Averil Capital Markets Group, Inc.*
     (c)(3) Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18, 2001.*
     (d)(1) Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.*
     (d)(2) Buyer Option Agreement dated November 19, 2001, by and among EM Holdings, Inc., Empire Acquisitions Corp. and eMachines, Inc. (incorporated by reference to Exhibit 5 of Schedule TO-C filed November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui).
     (d)(3) Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and ideallab! Holdings, L.L.C. (incorporated by reference to Exhibit 3 of Schedule 13D filed November 9, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John)
             Hui).
     (d)(4) Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines, Inc. and Lap Shun (John) Hui.*
     (f) Section 262 of the Delaware General Corporation Law regarding appraisal rights (incorporated by reference to Appendix A of the Offer to Purchase filed as Exhibit (a)(1) hereto).*
     (g)     None.
     (h)     None.

     * Previously filed on Schedule TO with the SEC on November 27, 2001.